EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Nine Months Ended
	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$18,018		$17,173		$123,923		$56,392
Add: Fixed charges, net	14,016		11,369		39,442		35,773
Income before income taxes and fixed charges, net	32,034		28,542		163,365		92,165
Fixed charges
Interest expense	$13,609		$11,082		$38,248		$34,928
One-third of rental expense	407		287		1,194		845
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$14,016		$11,369		$39,442		$35,773
Ratio of Earnings to Fixed Charges	2.29	x	2.51	x	4.14	x	2.58	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$18,018		$17,173		$123,923		$56,392
Add:Fixed charges, net	5,381		5,479		16,416		18,993
Income before income taxes and fixed charges, net	23,399		22,652		140,339		75,385
Fixed charges
Interest expense (excluding deposits)	4,974		5,192		15,222		18,148
One-third of rental expense	407		287		1,194		845
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$5,381		$5,479		$16,416		$18,993
Ratio of Earnings to Fixed Charges	4.35	x	4.13	x	8.55	x	3.97	x